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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31616

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2019 (MM/DD/YY) AND ENDING 11/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aegis Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Seventh Ave
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Poss — (212) 813-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich, Ende, Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Eide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aegis Capital Corp, as of November 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title



Notary Public

ROSEANN PERRI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PE6232581
Qualified in Richmond County
My Commission Expires 12-13-2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AEGIS CAPITAL CORP.

January 26, 2021

Aegis Capital Corp (SEC # 8-1613, CRD # 11607) 2020-year end Annual Audited Financials

Dear Federal, State, and Industry Friends,

Per custom and requirement at this time of the year, attached please find Aegis Capital Corp.'s Audited Annual Financials for 2020.

Should you have any comments, questions or concerns, I am available at (212) 813-1010 or via email at tposs@aegiscap.com.

Yours respectfully,

Tom Poss
Aegis Capital Corp.
810 7th Ave – 18th Fl
New York, NY 10019

AEGIS CAPITAL CORP.

Statement of Financial Condition

November 30, 2020

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934] as a PUBLIC DOCUMENT



AEGIS CAPITAL CORP.

AEGIS CAPITAL CORP.

Table of Contents
November 30, 2020

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Aegis Capital Corp.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aegis Capital Corp. as of November 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Aegis Capital Corp. as of November 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Aegis Capital Corp.'s management. Our responsibility is to express an opinion on Aegis Capital Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Aegis Capital Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



RAICH ENDE MALTER & CO. LLP

We have served as Aegis Capital Corp.'s auditor since 2002.

New York, New York
January 25, 2021

AEGIS CAPITAL CORP.

Statement of Financial Condition
November 30, 2020

Assets	
Cash	$ 2,538,889
Clearing deposits	650,000
Receivables from clearing brokers	2,791,586
Receivables from clearing broker - non-allowable	364,688
Receivables from registered representatives	6,412,341
Securities owned, at fair value	93,462
Prepaid expenses and other assets	36,580
Equipment, fixtures, and leasehold improvements	27,761
Security deposits	69,680
	$ 12,984,987
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 2,268,048
Note payable - paycheck protection program	1,676,755
Securities sold, not yet purchased at fair value	403,438
	4,348,241
Commitments, contingencies and guarantees:	
Subordinated borrowing	750,000
Stockholder's Equity	
Common stock - $1.00 par value - 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	5,300,514
Retained earnings	2,586,132
	7,886,746
	$ 12,984,987

The accompanying notes are an integral part of the financial statement.

1 - ORGANIZATION AND BUSINESS

Aegis Capital Corp. (the "Company") was incorporated on January 30, 1984 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Aegis Capital Holding Corp. (the "Parent") and maintains its main office in New York and branch offices in New York, New Jersey, Connecticut, Texas, Florida, Oregon, South Carolina, Missouri and Maryland.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ('SIPC').

The Company executes trades on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through other broker-dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Basis of Presentation*** - The accompanying financial statement and related notes has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b. ***Cash Equivalents*** - The Company considers all short term debt securities purchased with an original maturity of three months or less as well as money market funds to be cash equivalents. There are no cash equivalents as of November 30, 2020.

c. ***Securities Transactions*** - Securities transactions are recorded on the trade date basis, as if they had settled. Marketable securities are valued at fair value.

d. ***Use of Estimates*** - The preparation of a financial statement in conformity with US GAAP requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement.

e. ***Investment Valuation*** - The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three level of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a

market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for securities categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Securities owned and securities sold, not yet purchased, are valued at the last sale price on the date of determination or, if no sales occurred on such day, at the last closing bid price if held long and at the last closing asked price if held short. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the Company in accordance with US GAAP.

The preceding method described may produce a fair value calculation which may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial statements could result in a different fair value measurement at the reporting date.

The Company values warrants that are traded on an exchange at their last reported sales price. The Company values OTC warrants using the Black-Scholes options pricing model, which takes into account the contract terms (including strike price and contract maturity) and multiple inputs (including time value, volatility, equity prices, interest rates and currency rates). Warrants that are traded on an exchange in an active market are generally classified in Level 1 of the fair value hierarchy. Warrants that are traded on the OTC market are generally classified in Level 2 or 3 of the fair value hierarchy. The Company's investment in warrants is categorized as Level 2 at November 30, 2020. The Company did not have any warrants that are traded on exchanges.

Municipal bonds are issued by U.S. state and municipality entities or agencies. The fair values of municipal bonds are generally priced by independent pricing services. The pricing services typically use spreads obtained from broker-dealers, trade prices and the new issue market. As the significant inputs used to price the municipal bonds are observable market inputs, municipal bonds are classified within Level 2.

3 - RECEIVABLES AND PAYABLES TO CLEARING BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by Clearing Brokers pursuant to clearance agreements. At November 30, 2020, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Brokers and commission revenue earned as an introducing broker for its customers, net of expenses and other clearing charges.

The amounts receivable from the Clearing Brokers as of November 30, 2020 consist of the following:

Clearing deposits	$ 650,000
Cash held in accounts at Clearing Brokers	$ 609,518
Fees and commissions receivable	2,657,135
Margin interest and clearing charges payable	(475,067)
	$ 2,791,586

Pursuant to clearance agreements with the Clearing Brokers, the Company may offset receivable and payable balances in the accounts held at the respective Clearing Brokers.

The Company has agreed to indemnify the Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Company. Losses, if any, on customer accounts are recorded as an offset to commission income. At November 30, 2020, a reserve of $71,160 was established by the Clearing Brokers to cover such losses on certain accounts and is netted against fees and commissions receivable.

4 - RECEIVABLES FROM REGISTERED REPRESENTATIVES

The Company has advanced monies to registered representatives employed at the Company's branches in anticipation of future commissions to be earned and in fulfilling certain commitments to meet gross commission benchmarks. The Company reserves the right, at the Company's discretion, to be repaid the advances through an offset at any time of the commissions earned and payable to the branches and or its registered representatives. Unpaid commissions earned by the registered representatives totaling $3,584,586 have been expensed and applied as an offset to the unearned advances resulting in a remaining balance of $6,412,341 as of November 30, 2020.

5 - FAIR VALUE MEASUREMENTS OF SECURITIES OWNED

The following is a summary, by level, of the Company's assets measured at fair value as of November 30, 2020:

Asset and Liability Valuation Inputs	*(Level 1)*	*(Level 2)*	*(Level 3)*	*Total*
Securities Owned				
Municipal bonds	$ -	$ 42,460	$ -	$ 42,460
Warrants	-	46,366	-	46,366
Common stocks	4,636	-	-	4,636
	4,636	88,826	-	93,462
Securities sold, not yet purchased	(403,438)	-	-	(403,438)
	$ (398,802)	$ 88,826	$ -	$ (309,976)

It is the Company's policy to recognize transfers between any level of the fair value hierarchy at the end of each reporting period. There were no transfers between levels during the year.

6 - EQUIPMENT, FIXTURES, AND LEASEHOLD IMPROVEMENTS

Equipment, fixtures, and leasehold improvements are stated at cost and are summarized as follows:

Equipment - office and data processing	$	742,023
Furniture and fixtures		255,025
Leasehold improvements		85,219
		1,082,267
Less: Accumulated depreciation and amortization		1,054,506
	$	27,761

7 - SUBORDINATED BORROWING

The $750,000 subordinated borrowing is payable to an officer of the Company as of November 30, 2020, bears interest at 10% per annum interest rate and matures February 10, 2021. The borrowing will automatically be extended for one year upon maturity in accordance with the subordination agreement unless the lender provides a notice within the specified notice period.

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule.

8 - COMMITMENTS AND CONTINGENCIES AND CONCENTRATION OF CREDIT RISK

The FASB issued ASU 2016-02, Leases (Topic 842), requiring lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. The new standard must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (beginning December 1, 2019 for the Company). The Company has evaluated the effect the updated standard will have on its financial statement and related disclosures and has determined there is no material impact.

The Company subleases office space for its main office, located in New York City, from its Parent under an expense sharing agreement which is subject to change annually. As of November 30, 2020, the lease held by the Parent, as tenant, is set to expire May 31, 2022.

The Company has entered into lease agreements for the following branch offices:

In June 2020, the Company extended a lease agreement for office space located in Miami, Florida which was set to expire on June 30, 2020. The extended lease term is for 20 months and expires April 30, 2022.

In July 2018, the Company entered into a lease agreement for office space in Westport, Connecticut set to expire July 31, 2021.

All of the above lease agreements include escalation charges in addition to a base rent payment. The rent for office space of all other branch offices is the obligation of those branch offices.

The Company is expected to pay minimum future rental payments as follows:

November 30,		
2021	$	433,390
2022		193,139
Total	$	626,529

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains cash with financial institutions. At times, during the year, balances have exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limits. At November 30, 2020 the Company had $2,558,965 in excess of the FDIC insurance limit.

The Company is subject to claims which arise in the ordinary course of business which are the result of lawsuits, arbitrations, and regulatory inquiries. The Company has affirmative defenses and is vigorously defending any claims. As of November 30, 2020, the ultimate outcome of the foregoing claims cannot be predicted with certainty, in the opinion of management. Management of the Company, after consultation with outside legal counsel, believes the resolution of these various claims will not result in any material adverse effect on the Company's financial position. Management has determined that the aggregate claims are covered by its insurance policy.

9 - Other Related Party Transactions

During fiscal 2020, the Company paid legal fees for professional services in the amount of $956,000 to an entity controlled by one of the Company's officers acting as general counsel for the Company.

During fiscal 2020, the Company advanced funds to one of the registered representatives, who is also an officer of the Company. The balance of the advances in the amount of $5,887,855 is included in receivables from registered representatives on the statement of financial condition as of November 30, 2020.

During fiscal 2020, the Company paid to its Parent management fees for corporate governance and professional expertise in the amount of $4,367,900.

10 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2020, the Company had net capital, as defined, of $3,387,218, which was $3,236,015 in excess of its required net capital of $151,203. The Company's net capital ratio was 0.67 to 1.

11 - Income Taxes

The Parent is subject to the New York City General Corporation Tax based on its consolidated income or its net capital base, allocable to New York City, whichever is higher.

12 - Off Balance Sheet Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to Clearing Brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the trade or contract at a loss.

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of

default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Securities sold, not yet purchased represent obligations of the Company to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future fair values may exceed the amount reflected in the statement of financial condition. The Company may, at its discretion, purchase the securities at prevailing market prices at any time.

The Company may receive warrants in connection with its investment in the equity of certain companies. A warrant is a security that entitles the holder to buy stock of the company that issued it at a specified price with a pre-determined time period. The warrants provide the Company with exposure and potential gains upon equity appreciation of the portfolio company's share price. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an in-the-money warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. The Company is exposed to counterparty risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts. The Company considers the effects of counterparty risk when determining the fair value of its warrants.

13 - PAYCHECK PROTECTION PROGRAM LOAN AND COVID-19

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 11, 2020. The duration and economic impact of this pandemic are uncertain. At this time, management is unable to quantify its potential effects on the operations and financial performance of the Company.

In April 2020, the Company obtained funding through the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") of $1,676,755. The loan will be fully forgiven if the funds are used for payroll costs, interest on mortgages, rent, and utilities, with at least 60% being used for payroll. The Company did use the funds for these expenses during the year ended November 30, 2020. In the coming months, the Company will be applying for loan forgiveness on the PPP funds received. The Company anticipates that the entire loan balance of $1,676,755 will be forgiven, and will be recognized as income at that time. Principal and interest payments on any unforgiven portion of the PPP loan will be deferred to the date the SBA remits the borrower's loan forgiveness amount to the lender or, if the borrower does not apply for loan forgiveness, ten months after the end of the borrower's loan forgiveness covered period. No collateral or personal guarantees were required for the loan. This PPP loan would bear an interest rate of 1% and a maturity of two years, which can be extended to up to five years if the Company and lender agree.

Management has treated the PPP loan amount as an addition to net capital in computing net capital pursuant to temporary relief granted by FINRA due to the COVID-19 pandemic.

14 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through January 25, 2021, the date this financial statement was available to be issued.